Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-212820

February 27, 2018

Huntington Bancshares Incorporated

Depositary Shares, Each Representing a 1/100th Interest

in a Share of 5.700% Series E Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock

SUMMARY OF TERMS DATED FEBRUARY 27, 2018

Issuer	Huntington Bancshares Incorporated
Security	Depositary Shares, each representing a 1/100th interest in a share of 5.700% Series E Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock
Size	$500,000,000 (500,000 depositary shares)
Maturity	The Series E Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock does not have a maturity date, and the Issuer is not required to redeem the Preferred Stock. Accordingly, the Series E Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock and the related depositary shares will remain outstanding indefinitely, unless and until the Issuer decides to redeem it.
Expected Ratings	Baa3 (Moody’s) / BB (S&P) / BB (Fitch)*
Liquidation Preference	$100,000 per share (equivalent to $1,000 per depositary share)
Dividend Rate (Non-Cumulative)	From March 6, 2018 to, but excluding, April 15, 2023, 5.700%, and from and including April 15, 2023, three-month LIBOR plus a spread of 2.880%
Dividend Payment Dates	Beginning July 15, 2018, and each January 15, April 15, July 15 and October 15 thereafter
Day Count	From March 6, 2018 to, but excluding April 15, 2023, 30/360 and from and including April 15, 2023, Actual/360
Optional Redemption	The Issuer may redeem the Preferred Stock at its option, (i) in whole or in part, from time to time, on any dividend payment date on or after April 15, 2023 or (ii) in whole but not in part, within 90 days following a regulatory capital treatment event, at a redemption price equal to $100,000 per share (equivalent to $1,000 per depositary share), plus any declared and unpaid dividends and, in the case of a redemption following a regulatory capital treatment event, the pro-rated portion of dividends, whether or not declared, for the dividend period in which such redemption occurs.
Trade Date	February 27, 2018
Settlement Date	March 6, 2018 (T + 5)
Public Offering Price	$1,000 per depositary share

Underwriting Discount	$5,000,000
Net Proceeds (before expenses) to Issuer	$495,000,000
Joint Book-Running Managers	Goldman Sachs & Co. LLC Citigroup Global Markets Inc. Morgan Stanley & Co. LLC The Huntington Investment Company
Co-Managers	Keefe, Bruyette & Woods, Inc. Sandler O’Neill & Partners, L.P.
CUSIP/ISIN	446150 AL8 / US446150AL81

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by us. The Issuer has filed a registration statement (File Number 333-212820) (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement related to that registration statement and other documents that the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the website of the Securities and Exchange Commission at www.sec.gov. Copies of the prospectus, preliminary prospectus supplement and any subsequently filed prospectus supplement relating to the offering may be obtained from Goldman Sachs & Co. LLC, telephone: 866-471-2526, Citigroup Global Markets Inc., telephone: 1-800-831-9146 and Morgan Stanley & Co. LLC, telephone: 866-718-1649.

The underwriters expect to deliver the depositary shares to purchasers on or about March 6, 2018, which will be the fifth business day following the pricing of the depositary shares (such settlement cycle being herein referred to as “T + 5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise.

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